

June 4, 2021

Heather Turner
Chief General Counsel
Lyell Immunopharma, Inc.
400 East Jamie Court, Suite 301
South San Francisco, California 94080

  Re: Lyell Immunopharma, Inc.
    Registration Statement on Form S-1
    Filed May 25, 2021
    File No. 333-256470

Dear Ms. Turner:

  We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed May 25, 2021

Business
Stanford License Agreement and Success Payment Agreement, page 145

1. We note your disclosure on page 146 that you are required to pay Stanford a low-double-digit portion of the payments received from sublicensees. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rate that does not exceed ten percentage points.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Vanessa Robertson at 202-551-3649 or Jenn Do at 202-551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Laura Crotty at 202-551-7614 with any other questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Life Sciences

cc: Dave Peinsipp